SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Cooperation Between Internet Gold and Aladdin to Enable Secure Internet Surfing - Free of Viruses, Spyware and Trojan Horses dated December 12, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Cooperation  Between Internet Gold and Aladdin to Enable Secure Internet Surfing
- Free of Viruses, Spyware and Trojan Horses

Monday December 12, 8:52 am ET

Internet Gold Adopts Aladdin Solution as Platform for New "eSafe Gold" Secure Line of Services

PETACH TIKVA, Israel, December 12 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq NMS: IGLD - News) today announced the launch of "eSafe Gold", its new Secured Internet Access Service for residential users. Based on state-of-the-art technology developed by Aladdin Knowledge Systems (Nasdaq: ALDN - News), a leading innovator in secure content management, the service allows users to "surf" the Internet freely, while protecting their computers against viruses, spyware, Trojan horses, and other on-line threats.

This low-cost service (NIS 9.90 per month) is provided transparently via the company's servers and eliminates the need for purchasing or installing specialty software, requires no maintenance or instructions, and does not disrupt users' surfing experiences when threats are encountered.

"Today's most dangerous threats are those received through normal Internet surfing and not only those attached to emails," said Mr. Eli Holtzman, CEO of Internet Gold. "Spyware, Trojan horses and the like, secretly implant themselves and transmit private data to the outside world, the only evidence of which is the gradual slow-down of computer performance and degradation of surfing speed. The protection available to average users, such as anti-virus programs or personal firewalls, is often insufficient; either because the programs are not kept up-to-date or because they are too intrusive, requiring average customers to constantly respond to confusing questions."

"The new eSafe Gold service takes a different approach that is customized for non-expert users. The eSafe Gold Secure Internet Surfing lines requires absolutely no configuration or maintenance on the part of the end-user, yet filters data accessed in real-time; protecting the consumer against threats without degrading surfing speed or interrupting normal web activities."

Aladdin's advanced content protection solution is currently in use in a wide range of commercial, banking, and military enterprises throughout the world, securing thousands of networks that interconnect millions of computers. Smile Internet Gold is the first Internet Service Provider to deploy Aladdin's solution to secure its users' communications and thereby offer server-based "Secure Surfing" to its customers.

Dror Irani, Aladdin's eSafe Vice President added, "Our technology deployed by Internet Gold will offer a high level of real-time defense against today's vicious Internet-based threats - much higher than can be provided by regular software packages and personal firewalls. We have designed the solution for average users and believe it offers thorough, simple, and effective protection of their computers."

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content, and e-Commerce services throughout Israel under the "Smile" brand name. The variety and popularity of these services have established Internet Gold as one of Israel's leading Internet communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its website at www.igld.com.

About Aladdin

Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management
(DRM) and Enterprise Security. Aladdin's Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin website at http://www.Aladdin.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of Internet Gold to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236
    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  December 13, 2005